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                                                                  Exhibit (g)(1)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


MAX MARCUS KATZ, P.C. PENSION AND            C.A. No. 17240
PROFIT SHARING PLAN


          Plaintiff,

INTEK GLOBAL CORPORATION, SECURICOR
plc, ROBERT J. SHIVER, HOWARD FRANK,
ROBERT B. KELLY, ELI M. NOAM, JOHN
WAREHAM, STEVEN L. WASSERMAN, ROGER
WIGGS AND MICHAEL G. WILKINSON,


          Defendants.


                             CLASS ACTION COMPLAINT

     Plaintiff alleges on information and belief, except as to paragraph 2 below which is alleged on knowledge, as follows:

     1. This action arises out of an improper scheme and plan by defendant Securicor plc ("Securicor") to purchase the remaining 33.25% equity interest of Intek Global Corporation ("Intek" or the "Company"), which it does not already own for grossly inadequate consideration and without adequate procedural protections customarily afforded public shareholders under such circumstances. Plaintiff alleges that, in connection with the proposed transaction, defendants have engaged and are continuing to engage in acts of self-dealing, unfair dealing, gross overreaching, and breaches of their fiduciary duties, all in an effort to enable Securicor to acquire the shares of the Company it does not own for as little consideration as possible. Plaintiff alleges that he and other public stockholders of Intek are entitled to injunctive relief, or alternatively, to recover damages in the event the transaction is consummated.

                                   THE PARTIES

     2. Plaintiff Max Marcus Katz, P.C. Pension and Profit Sharing Plan owns and at all relevant times has owned shares of Intek common stock.

     3. Intek is a Delaware corporation with principal executive offices located at 99 Park Avenue, New York, New York. The Company is an international provider of spectrum-efficient technology, communications products and services. Intek also develops,

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manufactures, distributes and licenses wireless communications technology and products. The Company has approximately 52.6 million shares of common stock outstanding. Of the 52.6 million, approximately 34.7 million (66%) are owned by defendant Securicor.

     4. Defendant Securicor is an entity existing under the laws of the United Kingdom and is a wholly-owned subsidiary of Securicor Plc, a U.K.-based international organization with core businesses in security services, parcel and freight distribution and fixed and mobile telecommunications.

     5. By virtue of its majority stock ownership, defendant Securicor owes the highest fiduciary duties of good faith, loyalty, fair dealing, due care and candor to Plaintiff and other members of the Class (defined below). In connection with its efforts to acquire the Company as described below, Securicor has fiduciary obligations to Class members, which include the obligation to offer Class members a fair price and act in a procedurally fair manner.

     6. Defendant Roger Wiggs ("Wiggs") is and at all relevant times was a director of Intek and Chairman and Chief Executive Officer of Securicor.

     7. Defendant Michael Wilkinson is and at all relevant times has been a director of Intek and a director of Securicor.

     8. Defendant Robert J. Shiver ("Shiver") is and was at all relevant times the Chairman and Chief Executive Officer of Intek. Shiver has a lucrative employment agreement with Intek.

     9. Defendant Howard Frank ("Frank") is and was at all relevant times a director of Intek.

     10. Defendant Robert B. Kelly ("Kelly") is and was at all relevant times a director of Intek and a partner at Squire, Sanders & Dempsey L.L.P., a law firm which renders legal services to Intek and received $38,000 in 1998. Kelly is also a 50% shareholder of Kelly & Povich, P.C., a law firm which performs legal services for Intek and which received fees of $170,000 in 1998.

     11. Defendant Eli M. Noam ("Noam") is and has been at all relevant times a director of Intek.

     12. Defendant John Wareham ("Wareham") is and has been at all relevant times a director of Intek. Wareham is the Chief Executive Officer of Wareham Associates, Inc., a management consulting firm which provides services to Intek for which it received $249,000 in 1998.

     13. Defendant Steven L. Wasserman ("Wasserman") is and has been at all relevant times a director of Intek. Wasserman is a partner at Kohrman Jackson & Krantz P.L.L., a law firm which performs legal services for Intek and which received fees of $100,000 in 1998.

     14. The individual defendants (collectively referred to herein as the "Individual Defendants") are in a fiduciary relationship with plaintiff and the public


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stockholders of Intek, and owe plaintiff and the other Intek public stockholders the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

     15. The Individual Defendants owe their positions as directors of Intek to defendant Securicor, the majority shareholder of Intek, and, therefore, cannot exercise independent impartial judgment as directors of Intek in dealings between Securicor and Intek's public shareholders.

                            CLASS ACTION ALLEGATIONS

     16. Plaintiff brings this action for declaratory, injunctive, and other relief on behalf of itself and as a class action, pursuant to Court of Chancery Rule 23, on behalf of all common stockholders of Intek and their successors in interest, who are being harmed by the wrongful acts of the defendants described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

     17. This action is properly maintainable as a class action because:

          (a) The Class is so numerous that joinder of all members is impracticable. As of December 18, 1998, there were 602 Intek stockholders of record.

          (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

               (i) Whether defendants have engaged and are continuing to engage in a plan and scheme to benefit Securicor at the expense of the members of the Class;

               (ii) Whether the Individual Defendants and Securicor are capable of fulfilling their fiduciary duties to Plaintiff and the other members of the Class;

               (iii) Whether defendants have disclosed all material facts in connection with the challenged transaction; and

               (iv) Whether Plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein.

          (c) Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

          (d) Plaintiff's claims are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by defendants' actions. Plaintiff has the same interests as the other members of the Class.


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          (e) Plaintiff is committed to the prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class.

          (f) Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making relief with respect to the Class as a whole appropriate.

                             SUBSTANTIVE ALLEGATIONS

     18. On or about June 7, 1999, Intek issued a press release announcing that it had received an offer from Securicor to purchase all of the shares of Intek which it did not already own (the "Offer").

     19. Pursuant to the terms of the Offer, Intek's public shareholders would received $2.75 per share in cash in a tender offer followed by a merger for untendered shares.

     20. On June 10, 1999, Intek announced that its Board (i.e. the Individual Defendants) had approved the Offer. The tender offer is scheduled to commence June 16, 1999.

     21. The Offer represents only a modest premium over the current trading price of Intek which traded as high as $4.00 per share as recently as July 1998, and currently trades at $21/8 per share.

     22. The Offer is timed to take advantage of the significant investments made by Intek from its inception through 1998. Indeed, commenting on the Company's performance during 1998, Intek's Chairman and CEO, defendant Shiver stated that losses incurred by Intek during 1998 "... represent[ed] the kind of up-front expenditure needed to position Intek Global for profitable growth in a dynamic industry that will continue to expand well into the next century." Shiver added that, "[s]upported by this funding, our goals for 1999 are to secure the benefits from [Intek's] proprietary technology, extensive license holding and to achieve profitability by fiscal 2000." Accordingly, consummation of the Offer would allow Securicor to reap the benefits of the investments made by Intek, to the exclusion of Intek's public shareholders.

     23. The Offer is wrongful, unfair, and harmful to Class members and represents an attempt by Securicor to aggrandize its financial position and interest and to enrich itself, at the expense of and to the detriment of Class members. In seeking to consummate the Offer, Securicor has failed to offer a fair price or afford Class members adequate procedural safeguards.

     24. Securicor has breached its fiduciary duties by failing to offer a fair price to Class members for their Intek shares. The proposed consideration of $2.75 per share is not the result of arm's-length negotiations, and is not based upon any independent valuation of the current or projected value of Intek stock, but was fixed arbitrarily by Securicor, as part of its unlawful plan and scheme to advance its self interests to the detriment of the Class. The amount of the Offer is grossly inadequate in view of, among other things, the market price of Intek's shares prior to the announcement to the offer, the present and projected value of the


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Company and its securities, and the premiums paid by majority shareholders in other comparable transactions.

     25. Because of the control exercised by Securicor over Intek, no third party, as a practical matter, will bid for the Company and thus it is unlikely that other bidders will emerge for Intek.

     26. Further, in the announcement of the Offer, for in terrorem purposes, Intek stated that Securicor has expressed its intent not to raise its offer price of $2.75 per share.

     27. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class and Securicor will consummate the Offer, with the acquiescence of the Individual Defendants who are unable and unwilling to protect the interests of Class members.

     28. Plaintiff and the other members of the Class has no adequate remedy at law.

     WHEREFORE, Plaintiff demands judgment as follows:

          (a) declaring this to be a proper class action and designating Plaintiff as Class representative;

          (b) granting preliminary and permanent injunctive relief against consummation of the Offer;

          (c) in the event the Offer is consummated, rescinding the Offer or awarding rescissory damages to Class members;

          (d) ordering defendants, jointly and severally, to account to Plaintiff and the other members of the Class for all damages suffered and to be suffered by them as the result of the wrongs complained of herein;

          (e) awarding Plaintiff the costs and disbursements of this action, including Plaintiff's reasonable attorneys' and experts' fees; and

          (f) granting such other and further relief as the Court deems just and proper.

                                           ROSENTHAL, MONHAIT, GROSS
                                                & GODDESS, P.A.


                                           By: /s/ Carmella P. Keener
                                               ---------------------------------
                                           Suite 1401, Mellon Bank Center
                                           P.O. Box 1070
                                           Wilmington, Delaware 19899
                                           302/656-4433
                                           Attorneys for Plaintiff


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OF COUNSEL:

Harold B. Obstfeld
HAROLD B. OBSTFELD, P.C.
260 Madison Avenue
New York, NY  10016
(212) 696-1212

Eduard Korsinsky
BEATLE and OSBORN
599 Lexington Avenue
New York, NY  10022
(212) 888-9000


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